UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF ALBERTA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2024

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

James Rajotte

Alberta’s Senior Representative to the United States

Alberta Washington D.C. Office

Canadian Embassy

501 Pennsylvania Avenue N.W.

Washington, D.C. 20001

Phone: 202-448-6475

Copies to:

LOWELL EPP Assistant Deputy Minister, Treasury and Risk Management Treasury Board and Finance 8th fl Federal Building, 9820 — 107 Street Edmonton, Alberta T5K 1E7 (780) 422-4052	CHRISTOPHER J. CUMMINGS Paul, Weiss, Rifkind, Wharton & Garrison LLP Toronto-Dominion Centre 77 King Street West, Suite 3100 Toronto, ON Canada M5K 1J3 (416) 504-0520

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to Exhibit 99.3 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to Exhibit 99.3 hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Exhibit 99.3 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)   Total amount held by or for the account of the registrant.

None.

(2)   Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)   Total amount otherwise outstanding.

Date of Maturity	Date of Issue	Interest Rate (%)	Total Amount Otherwise Outstanding

March 15, 2028	March 15, 2018	3.300	US$	1,250,000,000
November 13, 2024	November 13, 2019	1.875	US$	2,250,000,000

May 20, 2025	May 20, 2020	1.000	US$	2,250,000,000
July 22, 2030	July 22, 2020	1.300	US$	2,000,000,000
January 24, 2034	January 24, 2024	4.500	US$	1,250,000,000
June 26, 2029	June 26, 2024	4.500	US$	1,500,000,000

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The registrant did not have any outstanding internal floating indebtedness outstanding at March 31, 2024. Reference is made to Exhibit 99.3 hereto.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

The registrant did not have any outstanding external floating indebtedness at March 31, 2024. Reference is made to Exhibit 99.3 hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.1 hereto and is incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a) Pages numbered 2 to 5 consecutively.

(b) The following exhibits:

99.1	2023-24 Government of Alberta Annual Report.

99.2	2023-24 Final Results Year-end Report.

99.3	Term Debt Outstanding and Debt Summary.

99.4	Maps of the Province of Alberta’s Location in Canada and the Province of Alberta’s Location in the World (incorporated by reference to the section entitled “Province of

Alberta” of the prospectus in the Registrant’s Registration Statement on Schedule B (No. 333-213642)).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Edmonton, Alberta, Canada on the 3rd day of July, 2024.

Province of Alberta

By:	/s/ Laura Spencer
Name:	Laura Spencer
Title:	Executive Director, Treasury Operations, Treasury and Risk Management, Treasury Board and Finance

EXHIBIT INDEX

Exhibit Number	Description

99.1	2023-24 Government of Alberta Annual Report.

99.2	2023-24 Final Results Year-end Report.

99.3	Term Debt Outstanding and Debt Summary.

99.4

Maps of the Province of Alberta’s Location in Canada and the Province of Alberta’s Location in the World (incorporated by reference to the section entitled “Province of Alberta” of the prospectus in the Registrant’s Registration Statement on Schedule B (No. 333-213642)).